I

ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

PowerCo SE and NOVONIX Enter into a Testing and Development Agreement

BRISBANE, Australia, May 15, 2024 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX), a leading battery materials and technology company, and PowerCo SE (“PowerCo”), a Volkswagen Group-owned battery cell company, have announced the signing of a non-exclusive Testing and Development Agreement (“TDA”). The work to be conducted under the TDA will include NOVONIX developing, testing, and analyzing synthetic graphite anode materials tailored to meet PowerCo’s requirements and upon successful completion of certain development work under the TDA, NOVONIX and PowerCo may enter into a supply agreement for developed products with details to be determined at that time.

Established by Volkswagen in 2022, PowerCo is committed to leading global battery cell production. The company oversees international factory operations, advances in cell technology, and vertical integration of the battery value chain. PowerCo has identified three gigafactory locations - Salzgitter in Germany, Valencia in Spain, and St. Thomas in Canada- with a combined capacity of up to 200 GWh/year. The TDA could lead to future collaboration with NOVONIX with a focus on requirements of the St. Thomas facility and aims to bolster the development of the North American battery materials supply chain.

NOVONIX’s Riverside facility is poised to become North America's first large-scale production facility of high-performance synthetic graphite for batteries, targeting commencement of production by late 2024 and scaling to 20,000 tonnes per annum to meet growing demand. The recent allocation of US$100 million in grant funding from the U.S. Department of Energy Office of Manufacturing and Energy Supply Chains, along with US$103 million in Qualifying Advanced Energy tax credits, will reinforce the company's commitment to strengthening the local supply chain. NOVONIX plans to further expand capacity to a total of 150,000 tonnes per annum of production capacity in North America.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About PowerCo

The Volkswagen Group is bundling global battery activities in the European company PowerCo SE. Based in Salzgitter, the company oversees global factory operations, ongoing cell technology advancements and the vertical integration of the value chain. Since its launch in July 2022, PowerCo has already decided on three gigafactory locations with a total capacity of up to 200 GWh per year: Salzgitter in Germany, Valencia in Spain, and St. Thomas in Canada.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

For PowerCo SE

Andreas Groß, andreas.gross@powerco.de

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding the TDA with PowerCo, including the intentions to supply materials to PowerCo through subsequent agreements, and the development of NOVONIX’s Riverside facility for the production of high-performance synthetic graphite for batteries and the anticipated performance and benefits of the facility.We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company's Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time, whether as a result of new information, future developments or otherwise, except as required by law.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA